Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

26 July 2018

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2018

RELX Group, the global professional information and analytics company, reports continued underlying growth in revenue, operating profit and earnings in the first half of 2018.

Highlights

•  Underlying revenue growth +4%; H1 reported total £3,653m/€4,164m

•  Underlying adjusted operating profit growth +6%; H1 total £1,149m/€1,310m

•  Adjusted EPS growth constant currency +7%; in sterling +3% to 41.1p (39.9p); in euro +1% to €0.469 (€0.463)

•  Reported operating profit £969m (£942m); €1,105m (€1,093m)

•  Reported EPS 34.1p (33.6p); €0.389 (€0.390)

•  Interim dividend growth: +6% to 12.4p for RELX PLC; +6% to €0.140 for RELX NV

•  Strong financial position and cash flow; net debt/EBITDA 2.5x (including leases and pensions)

•  £500m of share buybacks completed in H1, further £200m to be deployed in H2

Simplification of corporate structure

•  Dual parent company structure to be simplified into a single parent company; effective 8 September

•  RELX PLC and RELX NV shareholder approvals received; over 99.9% of votes cast in favour

•  Single parent to be listed in London, Amsterdam and New York

•  Full weighting in FTSE 100 index from 10 September; full weighting in AEX index expected by year end

Commenting on the results, Sir Anthony Habgood, Chairman, said:

“RELX Group continued its positive development in the first half of 2018. Adjusted earnings per share in constant currencies grew +7%, and we have announced an interim dividend increase of +6% for RELX PLC and +6% for RELX NV. This will be the last time that we will announce two separate dividends, as the measures to remove complexity and increase the transparency of our corporate structure that we announced in February 2018 were approved by RELX PLC and RELX NV shareholders in June, and will become effective in September.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in the first half of 2018, and continued to generate underlying operating profit growth ahead of revenue growth.”

“We continued to make good progress on our strategic objectives. Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. We have also had an active first half for acquisitions, focusing on targeted data sets, analytics and assets that support our organic growth strategies.”

2017 figures restated for new accounting standards (see note 1 on page 22)

RELX Group 2018 I Interim Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue of £3,653m/€4,164m; underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (91% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit of £1,149m/€1,310m; underlying growth +6%: Growth was driven by revenue growth and close control of costs. When expressed in sterling adjusted operating profit was unchanged, and was -2% lower when expressed in euros.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £969m (£942m) or €1,105m (€1,093m).

Interest and tax: Adjusted net interest expense was £95m (£96m) or €108m (€112m). Adjusted tax was £234m (£239m) or €267m (€277m). The adjusted effective tax rate was 22.2%. Reported tax was £192m (£178m) or €219m (€206m).

Adjusted EPS growth in constant currencies +7%: Adjusted EPS expressed in sterling was 41.1p (+3%), or €0.469 (+1%) expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in exchange rates.

Reported EPS: Reported EPS expressed in sterling was 34.1p (33.6p) and expressed in euros was €0.389 (€0.390).

Dividend: We have announced an interim dividend increase of +6% to 12.4p for RELX PLC and +6% to €0.140 for RELX NV.

Net debt/EBITDA 2.5x including leases and pensions: Net debt, including leases as per IFRS 16, was £6.2bn/€7.0bn at 30 June 2018. The adjusted cash flow conversion rate was 93% (90%), with capital expenditure as a percentage of revenues of 4%. Excluding leases and pensions, net debt/EBITDA was 2.3x.

Portfolio development: In the first half of 2018 we completed five acquisitions of content, data analytics and exhibition assets for a total consideration of £694m, including ThreatMetrix acquired by Risk & Business Analytics, and disposed of three assets for a total of £26m.

Share buybacks: We deployed £500m on share buybacks in the first half of 2018, and we intend to deploy a further £200m in the second half, bringing the full year total to the previously announced £700m. Of the £200m second half total, £25m has already been completed since 1 July 2018.

Corporate simplification: The simplification measures which we announced in February 2018 have been approved by RELX PLC and RELX NV shareholders, with more than 99.9% voting in favour of the simplification measures in both parent companies. The effective date of the simplification will be 8 September 2018, and RELX PLC shares will be included in the FTSE 100 index with a full weighting when dealings in the new shares commence on 10 September 2018. We expect RELX PLC also to be included in the AEX index, with a full weighting by year end.

FULL YEAR 2018 OUTLOOK

As we enter the second half of 2018, key business trends are unchanged, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis.

RELX Group 2018 I Interim Results 3

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£			€
	Six months ended 30 June			Six months ended 30 June
	2018 £m	2017† £m	Change	2018 €m	2017† €m	Change
Revenue	3,653	3,704	-1%	4,164	4,297	-3%	+4% UL

Adjusted operating profit	1,149	1,147	0%	1,310	1,331	-2%	+6% UL
Adjusted operating margin	31.5%	31.0%		31.5%	31.0%

Reported operating profit	969	942	+3%	1,105	1,093	+1%

Adjusted net interest expense	(95)	(96)		(108)	(112)

Adjusted profit before tax	1,054	1,051	0%	1,202	1,219	-1%

Adjusted tax	(234)	(239)		(267)	(277)
Non-controlling interests	(2)	(2)		(2)	(2)

Adjusted net profit	818	810	+1%	933	940	-1%

Reported net profit	678	682	-1%	773	791	-2%

Reported net margin	18.6%	18.4%		18.6%	18.4%

Adjusted earnings per share	41.1p	39.9p	+3%	€0.469	€0.463	+1%	+7% CC

Reported earnings per share	34.1p	33.6p	+1%	€0.389	€0.390	0%

Net borrowings	6,200	5,351		7,006	6,100

PARENT COMPANIES

	RELX PLC			RELX NV
Ordinary dividend per share	12.4p	11.7p	+6%	€0.140	€0.132	+6%

†  Comparative financial information has been restated following the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases, see note 1 to the consolidated financial information on page 22.

						UL: underlying CC: constant currency

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2017 full-year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX N.V. with the US Securities and Exchange Commission.

RELX Group 2018 I Interim Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Six months ended 30 June			Six months ended 30 June
	2018 £m	2017† £m	Change	2018 €m	2017† €m	Change	Underlying growth rates
REVENUE
Scientific, Technical & Medical	1,193	1,158	+3%	1,360	1,343	+1%	+3%
Risk & Business Analytics	1,020	1,073	-5%	1,162	1,245	-7%	+8%
Legal	783	845	-7%	893	980	-9%	+2%
Exhibitions	657	628	+5%	749	729	+3%	+5%

Total	3,653	3,704	-1%	4,164	4,297	-3%	+4%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	426	404	+5%	486	469	+4%	+3%
Risk & Business Analytics	374	395	-5%	426	458	-7%	+8%
Legal	142	151	-6%	162	175	-7%	+9%
Exhibitions	214	204	+5%	244	237	+3%	+9%
Unallocated items	(7)	(7)		(8)	(8)

Total	1,149	1,147	0%	1,310	1,331	-2%	+6%

†	Restated (see note 1 on page 22)

RELX Group 2018 I Interim Results 5

Operating and financial review

Scientific, Technical & Medical

	£				€
	Six months ended 30 June			Six months ended 30 June
	2018 £m	2017† £m	Change	2018 €m	2017† €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,193	1,158	+3%	1,360	1,343	+1%	+6%	+3%

Adjusted operating profit	426	404	+5%	486	469	+4%	+3%	+3%
Adjusted operating margin	35.7%	34.9%		35.7%	34.9%

†	Restated (see note 1 on page 22)

84% of revenue electronic and face-to-face

Key business trends remained positive in the first half of 2018, with underlying revenue growth slightly higher than in the prior year, and underlying profit growth matching underlying revenue growth.

Underlying revenue growth was +3%. The difference between the constant currency and underlying growth rates reflects the impact of portfolio changes, including the acquisitions of bepress in the second half of 2017 and Via Oncology in early 2018, and the transfer of a small number of healthcare products from Risk & Business Analytics in late 2017. Underlying revenue growth in first half 2018 was +3% including and excluding the revenue growth from transferred products.

Underlying adjusted operating profit growth of +3% was in line with revenue growth, with the reported margin improvement largely reflecting currency effects.

Electronic revenues saw continued good growth, and print declines moderated slightly. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms. Databases & tools continued to drive growth across market segments through enhanced functionality and content development.

Print books, which represent less than 10% of divisional revenues in the first half, saw stable sales, with return rates in line with historical levels. Print pharma promotion revenues, which represent less than 5% of the divisional total, saw a slightly steeper first half decline than in recent years.

Full year 2018 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth to exceed underlying revenue growth.

RELX Group 2018 I Interim Results 6

Operating and financial review

Risk & Business Analytics

	£			€
	Six months ended 30 June			Six months ended 30 June
	2018 £m	2017† £m	Change	2018 €m	2017† €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,020	1,073	-5%	1,162	1,245	-7%	+2%	+8%

Adjusted operating profit	374	395	-5%	426	458	-7%	+3%	+8%
Adjusted operating margin	36.7%	36.8%		36.7%	36.8%

†	Restated (see note 1 on page 22)

97% of revenue electronic and face-to-face

Underlying revenue growth remained strong in the first half of 2018. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +8%. The difference between the constant currency and underlying growth rates reflects portfolio changes, including the disposals of New Scientist and our majority stake in a property title services joint venture around the middle of 2017, and the transfer of a small number of healthcare products to STM in late 2017, partially offset by the acquisition of ThreatMetrix. Underlying revenue growth in first half 2018 was +8% including and excluding the revenue growth from transferred products.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to pursue our strategy, with a primary focus on organic development.

In Insurance we continued to drive growth through enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals. The US market environment remained in line with historical trends, and the international initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a positive US and international market environment. Government and Healthcare continued to develop sophisticated analytics, and Data Services drove growth through organic development of innovative new products and expansion of the range of risk management solutions across adjacent markets.

Having made no acquisitions in 2017, Risk & Business Analytics has acquired three data and analytics businesses that support our organic growth strategy in 2018 year to date, with the acquisition of ThreatMetrix and SST (agriculture) in the first half, and Safe Banking Systems in July.

Full year 2018 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong, and we expect underlying operating profit growth to broadly match underlying revenue growth.

RELX Group 2018 I Interim Results 7

Operating and financial review

Legal

	£			€
	Six months ended 30 June			Six months ended 30 June
	2018 £m	2017† £m	Change	2018 €m	2017† €m	Change	Change at constant currencies	Underlying growth rates
Revenue	783	845	-7%	893	980	-9%	-1%	+2%

Adjusted operating profit	142	151	-6%	162	175	-7%	0%	+9%
Adjusted operating margin	18.1%	17.9%		18.1%	17.9%

†	Restated (see note 1 on page 22)

84% of revenue electronic and face-to-face

Underlying revenue growth in the first half of 2018 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. The difference between the constant currency and underlying growth rates reflects portfolio changes, including the disposal of several print and services assets, and the final exit from the Martindale Hubbell joint venture.

Underlying adjusted operating profit growth was +9%. The increase in operating profit margin reflects ongoing organic process improvement and decommissioning of systems which more than offset a lower profit contribution from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics.

The market environment for legal services, and for legal information providers, remained stable.

Full year 2018 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect underlying profit growth to remain strong.

RELX Group 2018 I Interim Results 8

Operating and financial review

Exhibitions

	£			€
	Six months ended 30 June			Six months ended 30 June
	2018 £m	2017† £m	Change	2018 €m	2017† €m	Change	Change at constant currencies	Underlying growth rates
Revenue	657	628	+5%	749	729	+3%	+9%	+5%

Adjusted operating profit	214	204	+5%	244	237	+3%	+9%	+9%
Adjusted operating margin	32.6%	32.5%		32.6%	32.5%

†	Restated (see note 1 on page 22)

100% of revenue face-to-face and electronic

Underlying revenue growth rates exclude exhibition cycling-in and timing effects

Exhibitions achieved strong underlying revenue growth in the first half of 2018, with underlying operating profit growth reflecting cycling-in effects.

Underlying revenue growth was +5%. After portfolio changes and three percentage points of cycling-in and timing effects, constant currency revenue growth was +9%.

Underlying adjusted operating profit growth was +9% reflecting cycling-in effects.

We continued to pursue organic growth opportunities, launching 17 new events and piloting several data analytics opportunities, and completed one acquisition.

Overall growth remained good in Europe and strong in Japan and China. The US continued to see differentiated growth rates by industry sector. Most other markets continued to grow well.

Full year 2018 outlook: We expect underlying revenue growth trends to continue. In 2018 we expect cycling-in effects to increase the reported revenue growth rate by four to five percentage points.

RELX Group 2018 I Interim Results 9

Operating and financial review

Comparative financial information in the following commentary has been restated following the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases. See note 1 to the consolidated financial information on page 22 for further details.

FINANCIAL REVIEW: REPORTED AND ADJUSTED FIGURES

	£
	Six months ended 30 June
	2018 £m	Restated 2017 £m	Change	Underlying growth rates
Reported figures
Revenue	3,653	3,704	-1%
Operating profit	969	942	+3%
Profit before tax	872	862	+1%
Net profit attributable to RELX PLC and RELX NV shareholders	678	682	-1%
Net margin	18.6%	18.4%
Earnings per share	34.1p	33.6p	+1%

Adjusted figures
Revenue	3,653	3,704	-1%	+4	% UL
Operating profit	1,149	1,147	0%	+6	% UL
Operating margin	31.5%	31.0%
Profit before tax	1,054	1,051	0%
Net profit attributable to RELX PLC and RELX NV shareholders	818	810	+1%
Net margin	22.4%	21.9%
Earnings per share	41.1p	39.9p	+3%	+7	% CC

UL: Underlying

CC: Constant currency

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 32 and 33 respectively.

RELX Group uses adjusted and underlying metrics as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2017 full-year average and hedge exchange rates.

Revenue

Underlying revenue growth was 4%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Exhibition cycling effects increased revenue growth by 1%, and the net impact of acquisitions and disposals reduced revenue growth by 1%. The impact of currency movements was to reduce revenue by 5%, principally due to the US dollar being weaker on average during the first half of 2018 compared with the same period in 2017.

Reported revenue, including the effects of exhibition cycling, portfolio changes and currency movements, was £3,653m (2017: £3,704m), down 1%.

RELX Group 2018 I Interim Results 10

Operating and financial review

Profit

Underlying adjusted operating profit grew ahead of revenue at 6%, reflecting the benefit of tight cost control across the Group. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £1,149m (2017: £1,147m). The net impact of acquisitions and disposals decreased adjusted operating profit by 2%. Currency effects decreased adjusted operating profit by 4%.

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £969m (2017: £942m). The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, decreased to £142m (2017: £181m), primarily reflecting certain assets becoming fully amortised, partially offset by acquisitions. Acquisition-related costs were £32m (2017: £18m).

Underlying operating cost growth was 4%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions continue to be taken across our businesses to improve cost-efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, decreased by 3%.

The overall adjusted operating margin of 31.5% was 0.5 percentage points higher than in the prior year, driven by underlying movements, including cycling effects. Dilution to margins from acquisitions and disposals was offset by currency effects.

Adjusted interest expense was £95m (2017: £96m), including net interest on leases as a result of adopting IFRS 16 of £7m (2017: £8m), and excluding the net pension financing charge of £5m (2017: £7m). The effect of higher net borrowings was offset by currency effects and lower average interest rates on borrowings. Reported net finance costs were £100m (2017: £103m). Net pre-tax disposal gains were £3m (2017: £23m), with an associated tax credit of £3m (2017: £2m charge).

Adjusted profit before tax was £1,054m (2017: £1,051m). The reported profit before tax was £872m (2017: £862m).

The adjusted effective tax rate on adjusted profit before tax was 22.2%, 0.5 percentage points lower than the prior period rate. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The reported tax charge was £192m (2017: £178m).

The adjusted net profit attributable to RELX PLC and RELX NV shareholders of £818m (2017: £810m) was up 1%. Adjusted earnings per share was up 3% at 41.1p (2017: 39.9p) when expressed in sterling and up 1% at €0.469 (2017: €0.463) when expressed in euros. At constant rates of exchange, adjusted earnings per share increased by 7%.

The reported net profit attributable to RELX PLC and RELX NV shareholders was £678m (2017: £682m). The reported earnings per share was 34.1p (2017: 33.6p) in sterling and €0.389 (2017: €0.390) when expressed in euros.

RELX Group 2018 I Interim Results 11

Operating and financial review

Cash flows

	£
	Six months ended 30 June
	2018 £m	Restated 2017 £m
Adjusted cash flow conversion
Adjusted operating profit	1,149	1,147
Capital expenditure	(161)	(173)
Repayment of lease principal*	(43)	(34)
Depreciation and amortisation of internally developed intangible assets	130	137
Depreciation of right-of-use assets	37	38
Working capital and other items	(44)	(77)

Adjusted cash flow	1,068	1,038

Cash flow conversion	93%	90%

*	excludes repayments in respect of disposal related vacant property

Adjusted cash flow was £1,068m (2017: £1,038m), up 3% compared with the prior period and up 5% at constant currencies. As a result of the adoption of IFRS 16, adjusted cash flow includes the principal element of lease repayments. The rate of conversion of adjusted operating profit to adjusted cash flow was 93% (2017: 90%).

Capital expenditure was £161m (2017: £173m), including £140m (2017: £154m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and the amortisation of internally developed intangible assets was £130m (2017: £137m). Capital expenditure was 4.4% of revenue (2017: 4.7%). Depreciation and amortisation was 3.6% of revenue (2017: 3.7%). These metrics exclude depreciation of leased right-of-use assets of £37m (2017: £38m) and principal lease repayments under IFRS 16 of £43m (2017: £34m).

	£
	Six months ended 30 June
	2018 £m	Restated 2017 £m
Free cash flow
Adjusted cash flow	1,068	1,038
Cash interest paid	(66)	(88)
Cash tax paid	(256)	(222)
Acquisition-related costs*	(22)	(11)

Free cash flow before dividends	724	717
Dividends	(548)	(523)

Free cash flow after dividends	176	194

*	Including cash tax relief

Free cash flow before dividends was £724m (2017: £717m). Ordinary dividends paid to shareholders in the period, being the 2017 final dividends, amounted to £548m (2017: £523m). Free cash flow after dividends was £176m (2017: £194m).

Tax paid, excluding tax relief on acquisition-related costs and on disposals, of £256m (2017: £222m) increased when compared with the prior period due to timing of payments. Interest paid was £66m (2017: £88m), including net interest paid on leases as a result of adopting IFRS 16 of £7m (2017: £8m).

RELX Group 2018 I Interim Results 12

Operating and financial review

	£
	Six months ended 30 June
	2018 £m	Restated 2017 £m
Reconciliation of net debt
Net debt at 1 January	(5,042)	(5,050)

Free cash flow post dividends	176	194
Net disposal proceeds	15	5
Acquisition cash spend (including borrowings in acquired businesses)	(710)	(26)
Share repurchases	(500)	(500)
Purchase of shares by the Employee Benefit Trust	(43)	(21)
Other*	22	25
Currency translation	(118)	22

Movement in net debt	(1,158)	(301)

Net debt at 30 June	(6,200)	(5,351)

*	Cash tax relief on disposals, distributions to non-controlling interests, finance leases and share option exercise proceeds

Total consideration for the acquisitions completed in the six months to 30 June 2018 was £694m (2017: £15m). Cash spent on acquisitions was £699m (2017: £26m), including deferred consideration of £13m (2017: £4m) on past acquisitions and spend on venture capital investments of £8m (2017: £8m). Borrowings in acquired business totalled £11m (2017: nil).

Total consideration for the disposal of non-strategic assets in the six months to 30 June 2018 was £26m (2017: £21m). Net cash inflow after timing differences and separation and transaction costs was £15m (2017: £5m).

Share repurchases by RELX PLC and RELX NV in the first half were £500m (2017: £500m). 17.1m RELX PLC shares were acquired at an average price of 1,560p, and 15.2m RELX NV shares were acquired at an average price of €17.55. In addition, the Employee Benefit Trust purchased shares of RELX PLC and RELX NV to meet future obligations in respect of share based remuneration totalling £43m (2017: £21m). Proceeds from the exercise of share options were £9m (2017: £21m).

Debt

Gross bank and bond borrowings at 30 June 2018 amounted to £6,009m (31 December 2017: £4,862m). Lease liabilities under IFRS 16 totalled £370m (31 December 2017: £391m). Finance lease receivables totalled £52m (31 December 2017: £57m). The fair value of related derivative net assets was £22m (31 December 2017: £43m). Cash and cash equivalents totalled £105m (31 December 2017: £111m). In aggregate, these give the net borrowings figure of £6,200m (31 December 2017: £5,042m).

The effective interest rate on gross bank and bond borrowings was 3.2% in the first half of 2018, 0.2 percentage points lower than the prior period, reflecting the issuance of £0.9bn of new term debt at favourable rates and the maturity of a high coupon bond in December 2017. As at 30 June 2018, gross borrowings had a weighted average life remaining of 4.4 years and a total of 43% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.5x (30 June 2017: 2.4x, 31 December 2017: 2.2x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.3x (30 June 2017: 2.0x, 31 December 2017: 1.9x).

RELX Group 2018 I Interim Results 13

Operating and financial review

Pensions

Net pension obligations, i.e. pension obligations less pension assets, decreased to £209m (31 December 2017: £328m). There was a net surplus of £19m (31 December 2017: £89m net deficit) in respect of funded schemes, which were on average 100% funded at the end of the period on an IFRS basis. The lower overall net pension obligation primarily reflects an increase in discount rates since the 2017 year end.

Liquidity

During July 2018, the Group’s undrawn committed bank facility, maturing in July 2020, was cancelled and replaced with a new $3.0bn facility, consisting of a $1.75bn tranche maturing in July 2023 and a $1.25bn tranche maturing in July 2021. This facility provides security of funding for short term debt.

In March 2018, $700m of dollar denominated fixed rate term debt was issued with a coupon of 3.5% and a maturity of five years, and €500m of euro denominated fixed rate term debt was issued with a coupon of 1.5% and a maturity of nine years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Alternative performance measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals and capital items, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Our management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business segments.

Dividends

The interim dividends declared by the respective Boards are 12.4p per share for RELX PLC and €0.140 per share for RELX NV, both 6% higher compared with the prior year interim dividends.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2018 and the aggregate 2017 final and 2018 proposed interim dividends, is 2.0x. The dividend policy of RELX PLC and RELX NV is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX Group 2018 I Interim Results 14

Operating and financial review

PRINCIPAL RISKS

The Audit Committee and Board has considered the principal risks and uncertainties which could affect RELX Group for the remainder of the financial year and consider these remain unchanged from those set out on pages 60 to 63 of the RELX Group Annual Reports and Financial Statements 2017. These are summarised below:

•	Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon), acts of war, terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•	Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission, and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations, such as the European Union’s General Data Protection Regulation (“GDPR”), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

•	Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our STM revenue from paid subscriptions.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•	Our businesses operate in highly competitive markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition, or lead to an impairment of goodwill.

RELX Group 2018 I Interim Results 15

Operating and financial review

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption or security breach.

•	Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services, we rely on and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•	Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain talent could adversely affect our business performance. Failure to recruit and develop a diverse and inclusive workforce could adversely affect our reputation and business performance.

•	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (OECD)’s reports on Base Erosion and Profit Shifting suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. The OECD continues to explore options around the taxation of the digital economy. As a result of the OECD’s work and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

•	The RELX Group consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

RELX Group 2018 I Interim Results 16

Operating and financial review

•	Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•	As a world-leading provider of professional information solutions to the STM, risk and business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption or competition statutes could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2018 I Interim Results 17

Condensed consolidated financial information

Condensed consolidated income statement

			£
Year ended 31 December			Six months ended 30 June
Restated 2017 £m		Note	2018 £m	Restated 2017 £m
7,341	Revenue	2	3,653	3,704
(2,628)	Cost of sales		(1,299)	(1,354)

4,713	Gross profit		2,354	2,350
(1,163)	Selling and distribution costs		(583)	(606)
(1,682)	Administration and other expenses		(821)	(821)
37	Share of results of joint ventures		19	19

1,905	Operating profit		969	942

6	Finance income		3	3
(205)	Finance costs		(103)	(106)

(199)	Net finance costs		(100)	(103)

15	Disposals and other non-operating items		3	23

1,721	Profit before tax		872	862
(439)	Current tax		(244)	(207)
374	Deferred tax		52	29

(65)	Tax expense		(192)	(178)

1,656	Net profit for the period		680	684

	Attributable to:
1,648	RELX PLC and RELX NV shareholders		678	682
8	Non-controlling interests		2	2

1,656	Net profit for the period		680	684

Earnings per share			£
Year ended 31 December			Six months ended 30 June
Restated 2017			2018	Restated 2017
81.6p	Basic earnings per share	3	34.1p	33.6p

81.0p	Diluted earnings per share	3	33.9p	33.3p

Summary financial information is presented in euros and US dollars on pages 32 and 33 respectively.

RELX Group 2018 I Interim Results 18

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

			£
Year ended 31 December			Six months ended 30 June
Restated 2017 £m		Note	2018 £m	Restated 2017 £m
1,656	Net profit for the period		680	684

	Items that will not be reclassified to profit or loss:
233	Actuarial gains on defined benefit pension schemes	6	129	47
(59)	Tax on items that will not be reclassified to profit or loss		(24)	(15)

174	Total items that will not be reclassified to profit or loss		105	32

	Items that may be reclassified subsequently to profit or loss:
(507)	Exchange differences on translation of foreign operations		79	(285)
137	Fair value movements on cash flow hedges		(35)	83
25	Transfer to net profit from cash flow hedge reserve		8	(2)
(30)	Tax on items that may be reclassified to profit or loss		6	(15)

(375)	Total items that may be reclassified to profit or loss		58	(219)

(201)	Other comprehensive income/(loss) for the period		163	(187)

1,455	Total comprehensive income for the period		843	497

	Attributable to:
1,447	RELX PLC and RELX NV shareholders		841	495
8	Non-controlling interests		2	2

1,455	Total comprehensive income for the period		843	497

RELX Group 2018 I Interim Results 19

Condensed consolidated financial information

Condensed consolidated statement of cash flows

			£
Year ended 31 December			Six months ended 30 June
Restated 2017 £m		Note	2018 £m	Restated 2017 £m
	Cash flows from operating activities
2,526	Cash generated from operations	5	1,217	1,201
(169)	Interest paid (including lease interest)		(80)	(91)
6	Interest received		14	3
(449)	Tax paid (net)		(248)	(210)

1,914	Net cash from operating activities		903	903

	Cash flows from investing activities
(131)	Acquisitions		(691)	(18)
(51)	Purchases of property, plant and equipment		(21)	(19)
(303)	Expenditure on internally developed intangible assets		(140)	(154)
(10)	Purchase of investments		(8)	(8)
1	Proceeds from disposals of property, plant and equipment		—	—
84	Gross proceeds from business disposals		28	25
(43)	Payments on business disposals		(13)	(20)
38	Dividends received from joint ventures		26	26

(415)	Net cash used in investing activities		(819)	(168)

	Cash flows from financing activities
(762)	Dividends paid to shareholders of RELX PLC and RELX NV		(548)	(523)
(10)	Distributions to non-controlling interests		(4)	(5)
(148)	Increase/(decrease) in short term bank loans, overdrafts and commercial paper		98	(181)
873	Issuance of term debt		940	858
(712)	Repayment of term debt		—	(345)
(89)	Repayment of leases		(49)	(41)
11	Receipts in respect of subleases		6	5
(700)	Repurchase of ordinary shares		(500)	(500)
(39)	Purchase of shares by the Employee Benefit Trust		(43)	(21)
32	Proceeds on issue of ordinary shares		9	21

(1,544)	Net cash used in financing activities		(91)	(732)

(45)	(Decrease)/increase in cash and cash equivalents	5	(7)	3

	Movement in cash and cash equivalents
162	At start of period		111	162
(45)	(Decrease)/increase in cash and cash equivalents		(7)	3
(6)	Exchange translation differences		1	(5)

111	At end of period		105	160

RELX Group 2018 I Interim Results 20

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at			£
31 December			As at 30 June
Restated 2017 £m		Note	2018 £m	Restated 2017 £m
	Non-current assets
5,965	Goodwill		6,496	6,093
3,194	Intangible assets		3,485	3,349
102	Investments in joint ventures		93	96
141	Other investments		152	139
194	Property, plant and equipment		190	201
287	Right-of-use assets	7	279	307
431	Deferred tax assets		427	406
22	Net pension assets	6	28	16
86	Derivative financial instruments		47	48

10,422			11,197	10,655

	Current assets
197	Inventories and pre-publication costs		199	202
1,873	Trade and other receivables		1,608	1,629
29	Derivative financial instruments		22	17
111	Cash and cash equivalents		105	160

2,210			1,934	2,008

—	Assets held for sale		—	60

12,632	Total assets		13,131	12,723

	Current liabilities
3,298	Trade and other payables		2,918	2,970
32	Derivative financial instruments		28	46
762	Borrowings	5,7	1,219	774
560	Taxation		559	580
12	Provisions		12	15

4,664			4,736	4,385

	Non-current liabilities
25	Derivative financial instruments		31	39
4,491	Borrowings	5,7	5,160	4,818
738	Deferred tax liabilities		758	1,024
350	Net pension obligations	6	237	538
51	Provisions		46	59

5,655			6,232	6,478

—	Liabilities associated with assets held for sale		—	3

10,319	Total liabilities		10,968	10,866

2,313	Net assets		2,163	1,857

	Capital and reserves
224	Share capital	9	224	228
3,104	Share premium	9	3,105	3,070
(1,631)	Shares held in treasury	9	(2,063)	(1,918)
170	Translation reserve		260	418
425	Other reserves		619	25

2,292	Shareholders’ equity		2,145	1,823
21	Non-controlling interests		18	34

2,313	Total equity		2,163	1,857

Approved by the Boards of RELX PLC and RELX NV, 25 July 2018.

RELX Group 2018 I Interim Results 21

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

								£
	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2018		224	3,104	(1,631)	170	425	2,292	21	2,313
Total comprehensive income for the period		—	—	—	79	762	841	2	843
Dividends paid	4	—	—	—	—	(548)	(548)	(4)	(552)
Issue of ordinary shares, net of expenses		—	9	—	—	—	9	—	9
Repurchase of ordinary shares		—	—	(468)	—	—	(468)	—	(468)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	19	19	—	19
Settlement of share awards		—	—	35	—	(35)	—	—	—
Exchange differences on translation of capital and reserves		—	(8)	1	11	(4)	—	(1)	(1)

Balance at 30 June 2018		224	3,105	(2,063)	260	619	2,145	18	2,163

Balance at 1 January 2017 (restated)		226	3,003	(1,471)	727	(215)	2,270	38	2,308
Total comprehensive income for the period		—	—	—	(285)	780	495	2	497
Dividends paid	4	—	—	—	—	(523)	(523)	(5)	(528)
Issue of ordinary shares, net of expenses		—	21	—	—	—	21	—	21
Repurchase of ordinary shares		—	—	(460)	—	—	(460)	—	(460)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	20	20	—	20
Settlement of share awards		—	—	37	—	(37)	—	—	—
Exchange differences on translation of capital and reserves		2	46	(24)	(24)	—	—	(1)	(1)

Balance at 30 June 2017 (restated)		228	3,070	(1,918)	418	25	1,823	34	1,857

Balance at 1 January 2017 (restated)		226	3,003	(1,471)	727	(215)	2,270	38	2,308
Total comprehensive income for the period		—	—	—	(507)	1,954	1,447	8	1,455
Dividends paid	4	—	—	—	—	(762)	(762)	(10)	(772)
Issue of ordinary shares, net of expenses		—	32	—	—	—	32	—	32
Repurchase of ordinary shares		—	—	(737)	—	—	(737)	—	(737)
Cancellation of shares		(4)	—	570	—	(566)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	42	42	—	42
Settlement of share awards		—	—	37	—	(37)	—	—	—
Acquisitions		—	—	—	—	—	—	1	1
Disposal of business		—	—	—	—	—	—	(15)	(15)
Exchange differences on translation of capital and reserves		2	69	(30)	(50)	9	—	(1)	(1)

Balance at 31 December 2017 (restated)		224	3,104	(1,631)	170	425	2,292	21	2,313

Refer to note 1 on page 23 for details of the restatement due to the adoption of IFRS 9, 15 and 16.

RELX Group 2018 I Interim Results 22

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and, through a depositary receipt, in New York, and RELX NV’s ordinary shares are listed in Amsterdam and, through a depositary receipt, in New York. RELX PLC and RELX NV jointly own RELX Group plc, which holds all of the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV shares. One RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial information. Accordingly, the Group consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial information.

The condensed consolidated financial information for the six months ended 30 June 2018 and the comparative amounts to 30 June 2017 are unaudited but have been reviewed. The financial information for the year ended 31 December 2017, with the exception of restatements relating to the adoption of new accounting standards as outlined below, has been abridged from the RELX Group Annual Reports and Financial Statements 2017, which have been filed with the UK Registrar of Companies and the Netherlands Authority for the Financial Markets, for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting and the accounting policies of RELX PLC and RELX NV. These accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 117 to 164 of the RELX Group Annual Reports and Financial Statements 2017, with the exception of revenue, leases and financial instruments which have been updated as a result of the adoption of new accounting standards. A summary of the impact of the new accounting policies is set out below, with further detail on the revenue and lease policies on pages 24 and 28 respectively. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2018.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the period

New accounting standards and amendments effective for the period and adopted by the Group in 2018 are IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers. IFRS 16 – Leases has also been adopted in the period, a year earlier than its mandatory effective date of 1 January 2019.

RELX Group 2018 I Interim Results 23

Notes to the condensed consolidated financial information

1	Basis of preparation (continued)

The impact of the adoption of these standards on the full year 2017 results is as follows:

For the year ended 31 December 2017	2017 as reported £m	IFRS 9 impact £m	IFRS 15 impact £m	IFRS 16 impact £m	2017 as restated £m
Income statement
Revenue	7,355	—	(14)	—	7,341
Adjusted operating profit	2,284	—	(11)	11	2,284
Reported operating profit	1,905	—	(11)	11	1,905
Net finance costs	(182)	(2)	—	(15)	(199)
Adjusted net profit attributable to RELX PLC and RELX NV shareholders	1,635	(2)	(9)	(4)	1,620
Reported net profit attributable to RELX PLC and RELX NV shareholders	1,659	(2)	(9)	—	1,648
Adjusted EPS	81.0p	(0.1p )	(0.5p )	(0.2p )	80.2p
Reported EPS	82.2p	(0.1p )	(0.5p )	—	81.6p

Statement of financial position
Right-of-use asset	16	—	—	271	287
Borrowings (including lease liability)	(4,886)	14	—	(381)	(5,253)
Finance lease receivable	—	—	—	57	57
Deferred income	(1,834)	—	(76)	—	(1,910)

IFRS 9 – Financial Instruments replaces the existing classification and measurement requirements in IAS 39 – Financial Instruments: Recognition and Measurement. RELX Group has applied IFRS 9 retrospectively, with the exception of hedge accounting, which has been applied prospectively. The main impact on previously reported numbers results in a reduction to borrowings of £14m as at 31 December 2017, arising from a retrospective change in the treatment under IFRS 9 of certain debt modifications undertaken in 2012 and 2013.

IFRS 15 – Revenue from Contracts with Customers provides a single point of reference for revenue recognition, including guidance in relation to identification of the contract and licensing arrangements. RELX Group has adopted IFRS 15 on a fully retrospective basis. The main impact of IFRS 15 is a change in the timing of revenue recognition as a result of the guidance on identification and satisfaction of performance obligations under IFRS 15. The impact of IFRS 15 is greater at the half year, but the adoption is not considered overall to have a material impact on the results.

The impact on the income statement for the 12 months to 31 December 2017 is a decrease of £11m to both reported and adjusted operating profit.

IFRS 16 – Leases (early adoption and therefore effective for the 2018 financial year) eliminates the distinction between operating and finance leases and requires lessees to recognise all leases with a lease term of greater than 12 months in the statement of financial position. RELX Group has adopted this standard a year earlier than the mandatory effective date of 1 January 2019. IFRS 16 has been adopted on a fully retrospective basis.

The change in accounting standard results in both an asset and liability being brought onto the statement of financial position for the majority of leases where RELX Group is a lessee. The asset is then depreciated, and interest expense recognised over the life of the lease. The standard also gives guidance on the recognition of subleases, which results in finance sublease receivables being recognised on the balance sheet.

As at 31 December 2017, the restated statement of financial position includes additional right-of-use assets of £271m, finance lease receivables of £57m and additional lease liabilities of £381m.

The impact on the income statement for the 12 months to 31 December 2017 is an increase of £11m to both reported and adjusted operating profit, offset by a net increase to finance costs of £15m. After taking into account additional gains from disposals of right-of-use assets, there is no impact on reported net profit.

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on the Group’s accounting policies and reporting.

RELX Group 2018 I Interim Results 24

Notes to the condensed consolidated financial information

2    Segment analysis

RELX Group is a global provider of information and analytics for professional and business customers across industries operating in four major market segments: Scientific, Technical & Medical is a global information and analytics business that helps institutions and professionals advance healthcare, open science, and improve performance for the benefit of humanity; Risk & Business Analytics provides customers with solutions and decision tools that combine public and industry specific content with advanced technology and analytics to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal is a leading global provider of legal, regulatory and business information and analytics that helps customers increase productivity, improve decision making and outcomes and advance the rule of law around the world; and Exhibitions is one of the world’s leading events businesses, enhancing the power of face-to-face through data and digital tools at over 500 events, in 30 countries, attracting more than 7m participants.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 31.

Revenue arises from the provision of products and services under contracts with customers. In all cases, revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Where a contract consists of two or more distinct performance obligations, revenue is recognised as each performance obligation is satisfied, based on the transaction price allocated to each performance obligation.

Revenue is stated after allowance for anticipated discounts and returns and excludes customer sales taxes.

Revenue is recognised for the various categories as follows:

•	Subscriptions - recognised systematically over the contractual period of subscription

•	Transactional - recognised on distribution of the product or online usage

•	Advertising - recognised on publication or over the period of online display

Revenue

		£
Year ended 31 December		Six months ended 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
	Business segment
2,473	Scientific, Technical & Medical	1,193	1,158
2,073	Risk & Business Analytics	1,020	1,073
1,686	Legal	783	845
1,109	Exhibitions	657	628

7,341	Total	3,653	3,704

	Geographical market
4,078	North America	1,999	2,071
521	United Kingdom	256	267
92	The Netherlands	55	48
1,081	Rest of Europe	566	524
1,569	Rest of world	777	794

7,341	Total	3,653	3,704

RELX Group 2018 I Interim Results 25

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

		£
Year ended 31 December		Six months ended 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
	Analysis of revenue by type
3,800	Subscriptions	1,866	1,918
3,444	Transactional	1,749	1,736
97	Advertising	38	50

7,341	Total	3,653	3,704

Adjusted operating profit

		£
Year ended 31 December		Six months ended 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
	Business segment
914	Scientific, Technical & Medical	426	404
760	Risk & Business Analytics	374	395
328	Legal	142	151
287	Exhibitions	214	204

2,289	Subtotal	1,156	1,154

(5)	Unallocated items	(7)	(7)

2,284	Total	1,149	1,147

3	Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC and RELX NV shareholders and dividing this by the total weighted average number of shares.

Earnings per share

Year ended 31 December				Six months ended 30 June
Restated 2017				2018			Restated 2017
Net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,648	2,019.4	81.6p	Basic earnings per share for RELX PLC and RELX NV (pence)	678	1,987.9	34.1p	682	2,030.1	33.6p
1,648	2,035.2	81.0p	Diluted earnings per share for RELX PLC and RELX NV (pence)	678	2,001.6	33.9p	682	2,047.0	33.3p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

RELX Group 2018 I Interim Results 26

Notes to the condensed consolidated financial information

3	Earnings per share (continued)

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
Restated 2017				2018			Restated 2017
Adjusted net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC and RELX NV shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,620	2,019.4	80.2p	Adjusted earnings per share for RELX PLC and RELX NV (pence)	818	1,987.9	41.1p	810	2,030.1	39.9p

Adjusted net profit is reconciled to net profit on page 31.

4	Dividends

Dividends declared and paid in the period

During the six months ended 30 June 2018, the 2017 final dividend of 27.7p per ordinary share was paid, totalling £289m based on the number of ordinary shares in issue at the ex-dividend date (2017: 2016 final dividend 25.7p per ordinary share; £275m) for RELX PLC; and the 2017 final dividend of €0.316 per ordinary share was paid, totalling €295m/£259m based on the number of ordinary shares in issue at the ex-dividend date (2017: 2016 final dividend €0.301 per ordinary share; €287m/£248m) for RELX NV.

On 25 July 2018 an interim dividend of 12.4p per ordinary share (2017: 2017 interim dividend 11.7p per ordinary share) was declared by the directors of RELX PLC; and an interim dividend of €0.140 per ordinary share (2017: 2017 interim dividend €0.132 per ordinary share) was declared by the directors of RELX NV. The expected total cost of funding these dividends is £244m/€276m, for which no liability has been recognised at the statement of financial position date.

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

		£
Year ended 31 December		Six months ended 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
1,905	Operating profit	969	942

(37)	Share of results of joint ventures	(19)	(19)

313	Amortisation of acquired intangible assets	142	180
203	Amortisation of internally developed intangible assets	101	103
65	Depreciation of property, plant and equipment	29	34
75	Depreciation of right-of-use assets	37	38
39	Share based remuneration	21	20

695	Total non-cash items	330	375

(37)	Increase in working capital	(63)	(97)

2,526	Cash generated from operations	1,217	1,201

RELX Group 2018 I Interim Results 27

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Reconciliation of net borrowings

Year ended 31 December		£ Six months ended 30 June
Restated 2017 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2018 £m	Restated 2017 £m
(5,050)	At start of period	111	(5,253)	43	57	(5,042)	(5,050)
(45)	(Decrease)/increase in cash and cash equivalents	(7)	—	—	—	(7)	3
(13)	(Increase)/decrease in borrowings	—	(1,042)	4	—	(1,038)	(332)
78	Repayment of leases	—	49	—	(6)	43	36

20	Changes in net borrowings resulting from cash flows	(7)	(993)	4	(6)	(1,002)	(293)

—	Borrowings in acquired businesses	—	(11)	—	—	(11)	—
(6)	Remeasurement and derecognition of leases	—	(1)	—	—	(1)	1
(36)	Inception of leases	—	(14)	—	—	(14)	(22)
(11)	Fair value adjustments	—	13	(25)	—	(12)	(9)
41	Exchange translation differences	1	(120)	—	1	(118)	22

(5,042)	At end of period	105	(6,379)	22	52	(6,200)	(5,351)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

Borrowings by year of repayment

As at 31 December		£ As at 30 June
Restated 2017 £m		Borrowings (excluding leases) £m	Lease liabilities £m	2018 £m	Restated 2017 £m
762	Within 1 year	1,128	91	1,219	774

678	Within 1 to 2 years	299	86	385	613
582	Within 2 to 3 years	947	71	1,018	437
502	Within 3 to 4 years	34	48	82	1,002
658	Within 4 to 5 years	1,145	27	1,172	77
2,071	After 5 years	2,456	47	2,503	2,689

4,491	After 1 year	4,881	279	5,160	4,818

5,253	Total	6,009	370	6,379	5,592

Short-term bank loans, overdrafts and commercial paper were backed up at 30 June 2018 by a $2,000m (£1,516m) committed bank facility, which matured in July 2020 and was undrawn. In July 2018 this facility was cancelled and replaced with a new $3,000m facility, consisting of a $1,750m tranche maturing in July 2023 and a $1,250m tranche maturing in July 2021.

The total fair value of gross borrowings (excluding leases) as at 30 June 2018 was £6,285m (2017: £5,553m).

RELX Group 2018 I Interim Results 28

Notes to the condensed consolidated financial information

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

		£
Year ended 31 December		Six months ended 30 June
2017 £m		2018 £m	2017 £m
(636)	At start of period	(328)	(636)
(47)	Service cost	(18)	(24)
(15)	Net interest on net defined benefit obligation	(5)	(7)
43	Settlements and past service credits	—	42
85	Contributions by employer	13	52
233	Actuarial gains	129	47
9	Exchange translation differences	—	4

(328)	At end of period	(209)	(522)

The net pension deficit comprises:

		£
As at 31 December		As at 30 June
2017 £m		2018 £m	2017 £m
4,601	Fair value of scheme assets	4,518	4,460
(4,690)	Defined benefit obligations of funded schemes	(4,499)	(4,744)

(89)	Net surplus/(deficit) of funded schemes	19	(284)
(239)	Defined benefit obligations of unfunded schemes	(228)	(238)

(328)	Net deficit	(209)	(522)

The net pension deficit is split between net pension obligations and net pension assets as follows:

		£
As at 31 December		As at 30 June
2017 £m		2018 £m	2017 £m
22	Net pension asset	28	16
(350)	Net pension obligations	(237)	(538)

(328)	Overall net pension obligation	(209)	(522)

7	Leases

All leases where RELX Group is the lessee (with the exception of short term and low value leases) are recognised in the statement of financial position. A lease liability is recognised based on the present value of the future lease payments, and a corresponding right-of-use asset is recognised. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the asset. Lease payments are apportioned between finance charges and a reduction of the lease liability.

Low value items and short-term leases with a term of 12 months or less are not required to be recognised on the balance sheet and payments made in relation to these leases are recognised on a straight-line basis in the income statement.

The leases held by the Group can be split into two categories, property and non-property. The Group leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located.

RELX Group 2018 I Interim Results 29

Notes to the condensed consolidated financial information

7	Leases (continued)

Non-property includes all other leases, such as cars and printers. Movements in the right-of-use assets during the period were as follows:

		£
Year ended 31 December		Six months ended 30 June
Restated 2017 £m		Property £m	Non-property £m	2018 £m	Restated 2017 £m
325	At start of period	264	23	287	325
46	Additions	14	1	15	32
—	Acquisitions	7	4	11	—
8	Remeasurement	2	—	2	—
(8)	Disposals	(1)	—	(1)	(6)
(75)	Depreciation	(33)	(4)	(37)	(38)
(9)	Exchange translation differences	2	—	2	(6)

287	At end of period	255	24	279	307

As at 30 June 2018 the lease liability balances and split between current and non-current were as follows:

		£
As at 31 December		As at 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
	Current
(81)	Property	(85)	(81)
(8)	Non-property	(6)	(9)

	Non-current
(295)	Property	(273)	(323)
(7)	Non-property	(6)	(12)

(391)	Total	(370)	(425)

Interest expense on the lease liabilities recognised within finance costs was £8m in the six months to 30 June 2018 (2017: £9m).

RELX Group subleases vacant space available within its leased properties. IFRS 16 specifies conditions whereby a sublease is classed as a finance lease for the sub-lessor. The finance lease receivable balance held is as follows:

		£
As at 31 December		As at 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
57	Net finance lease receivable	52	65

8	Acquisitions

Total consideration for the acquisitions made in the period was £694m, the largest of which was ThreatMetrix. The results and net assets of the acquisitions have been consolidated into the RELX Group results from the point of close. The assessment of the fair values of the assets and liabilities is ongoing and as such provisional amounts (as permitted by IFRS 3) have been included in the 30 June 2018 results. The largest provisional amounts recognised for these acquisitions at 30 June 2018 relate to goodwill of £425m and intangible assets of £336m. The fair values will be finalised during 2018 and disclosure provided in the 2018 Annual Report and Accounts. Subsequent to 30 June 2018, RELX Group acquired Safe Banking Systems.

RELX Group 2018 I Interim Results 30

Notes to the condensed consolidated financial information

9	Share capital

Year ended 31 December		Six months ended 30 June
2017		2018			2017
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC	Number of ordinary shares
1,080.5	At start of period	1,123.7	(63.6)	1,060.1	1,080.5
2.0	Issue of ordinary shares	0.5	—	0.5	1.1
(23.1)	Repurchase of ordinary shares	—	(17.1)	(17.1)	(16.8)
0.7	Net (purchase)/release of shares by the Employee Benefit Trust	—	(0.1)	(0.1)	1.2

1,060.1	At end of period	1,124.2	(80.8)	1,043.4	1,066.0

RELX NV	Number of ordinary shares
962.2	At start of period	1,000.0	(56.4)	943.6	962.2
2.1	Issue of ordinary shares	0.6	—	0.6	1.6
(21.4)	Repurchase of ordinary shares	—	(15.2)	(15.2)	(15.8)
0.7	Net release of shares by the Employee Benefit Trust	—	0.3	0.3	1.2

943.6	At end of period	1,000.6	(71.3)	929.3	949.2

2,003.7	At end of period – RELX PLC and RELX NV	2,124.8	(152.1)	1,972.7	2,015.2

10	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2018.

11	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2017			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2018	30 June 2017	30 June 2018	30 June 2017
1.14	1.12	Euro to sterling	1.14	1.16	1.13	1.14
1.29	1.35	US dollars to sterling	1.38	1.26	1.32	1.30

RELX Group 2018 I Interim Results 31

Reconciliation of additional performance measures

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

Year ended 31 December		£ Six months ended 30 June
Restated 2017 £m		2018 £m	Restated 2017 £m
1,905	Operating profit	969	942
	Adjustments:
314	Amortisation of acquired intangible assets	142	181
56	Acquisition-related costs	32	18
10	Reclassification of tax in joint ventures	6	6
(1)	Reclassification of finance income in joint ventures	—	—

2,284	Adjusted operating profit	1,149	1,147

1,721	Profit before tax	872	862
	Adjustments:
314	Amortisation of acquired intangible assets	142	181
56	Acquisition-related costs	32	18
10	Reclassification of tax in joint ventures	6	6
15	Net interest on net defined benefit pension obligation	5	7
(15)	Disposals and other non-operating items	(3)	(23)

2,101	Adjusted profit before tax	1,054	1,051

(65)	Tax charge	(192)	(178)
	Adjustments:
42	Deferred tax movements on goodwill and acquired intangible assets	11	12
(4)	Tax on net financing charge on net defined benefit pension obligation	(2)	(2)
(13)	Tax on acquisition-related costs	(4)	(5)
(10)	Reclassification of tax in joint ventures	(6)	(6)
16	Tax on disposals and other non-operating items	(3)	2
(93)	Other deferred tax credits from intangible assets*	(38)	(62)
(346)	Exceptional tax credit**	—	—

(473)	Adjusted tax charge	(234)	(239)

1,648	Net profit attributable to RELX PLC and RELX NV shareholders	678	682
	Adjustments (post tax):
356	Amortisation of acquired intangible assets	153	193
43	Acquisition-related costs	28	13
11	Net interest on net defined benefit pension obligation	3	5
1	Disposals and other non-operating items	(6)	(21)
(93)	Other deferred tax credits from intangible assets*	(38)	(62)
(346)	Exceptional tax credit**	—	—

1,620	Adjusted net profit attributable to RELX PLC and RELX NV shareholders	818	810

2,526	Cash generated from operations	1,217	1,201
	Adjustments:
38	Dividends received from joint ventures	26	26
(51)	Purchases of property, plant and equipment	(21)	(19)
1	Proceeds on disposals of property, plant and equipment	—	—
(303)	Expenditure on internally developed intangible assets	(140)	(154)
(76)	Repayment of lease principal	(43)	(34)
62	Payments in relation to acquisition-related costs/other	29	18

2,197	Adjusted cash flow	1,068	1,038

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation
**	Exceptional non-cash credit in 2017 from a deferred tax balance sheet adjustment arising from the US Tax Cuts and Jobs Act

RELX Group 2018 I Interim Results 32

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 11 to the condensed consolidated financial information.

Condensed consolidated income statement

		€
Year ended 31 December		Six months ended 30 June
Restated 2017 €m		2018 €m	Restated 2017 €m
8,369	Revenue	4,164	4,297
2,172	Operating profit	1,105	1,093
1,962	Profit before tax	994	1,000
1,879	Net profit attributable to RELX PLC and RELX NV shareholders	773	791

2,604	Adjusted operating profit	1,310	1,331
2,395	Adjusted profit before tax	1,202	1,219
1,847	Adjusted net profit attributable to RELX PLC and RELX NV shareholders	933	940

€	Basic earnings per share	€	€
€0.930	RELX PLC and RELX NV	€0.389	€0.390

€0.915	Adjusted earnings per share	€0.469	€0.463

Condensed consolidated statement of cash flows

		€
Year ended 31 December		Six months ended 30 June
Restated 2017 €m		2018 €m	Restated 2017 €m
2,182	Net cash from operating activities	1,029	1,047
(473)	Net cash used in investing activities	(934)	(195)
(1,760)	Net cash used in financing activities	(103)	(849)

(51)	(Decrease)/increase in cash and cash equivalents	(8)	3

2,505	Adjusted cash flow	1,218	1,204

Condensed consolidated statement of financial position

As at 31 December		€ As at 30 June
Restated 2017 €m		2018 €m	Restated 2017 €m
11,673	Non-current assets	12,653	12,147
2,475	Current assets	2,185	2,289
—	Assets held for sale	—	68

14,148	Total assets	14,838	14,504

5,224	Current liabilities	5,352	4,999
6,333	Non-current liabilities	7,042	7,385
—	Liabilities associated with assets held for sale	—	3

11,557	Total liabilities	12,394	12,387

2,591	Net assets	2,444	2,117

RELX Group 2018 I Interim Results 33

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 11 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

		$
Year ended 31 December		Six months ended 30 June
Restated 2017 US$m		2018 US$m	Restated 2017 US$m
9,470	Revenue	5,041	4,667
2,457	Operating profit	1,337	1,187
2,220	Profit before tax	1,203	1,086
2,126	Net profit attributable to RELX PLC and RELX NV shareholders	936	859

2,946	Adjusted operating profit	1,586	1,445
2,710	Adjusted profit before tax	1,455	1,324
2,090	Adjusted net profit attributable to RELX PLC and RELX NV shareholders	1,129	1,021

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$1.053	RELX PLC and RELX NV (Each ADS comprises one ordinary share)	$0.471	$0.423

$1.035	Adjusted earnings per American Depositary Share (ADS)	$0.568	$0.503

Condensed consolidated statement of cash flows

		$
Year ended 31 December		Six months ended 30 June
Restated 2017 US$m		2018 US$m	Restated 2017 US$m
2,469	Net cash from operating activities	1,246	1,138
(535)	Net cash used in investing activities	(1,130)	(212)
(1,992)	Net cash used in financing activities	(126)	(922)

(58)	(Decrease)/increase in cash and cash equivalents	(10)	4

2,834	Adjusted cash flow	1,474	1,308

Condensed consolidated statement of financial position

		$
As at 31 December		Six months ended 30 June
Restated 2017 US$m		2018 US$m	Restated 2017 US$m
14,070	Non-current assets	14,780	13,852
2,984	Current assets	2,553	2,610
—	Assets held for sale	—	78

17,054	Total assets	17,333	16,540

6,296	Current liabilities	6,252	5,701
7,635	Non-current liabilities	8,226	8,421
—	Liabilities associated with assets held for sale	—	4

13,931	Total liabilities	14,478	14,126

3,123	Net assets	2,855	2,414

RELX Group 2018 I Interim Results 34

Independent review report to RELX PLC and RELX NV

Introduction

We have been engaged by the Boards of RELX PLC and RELX NV (“the Company”) to review the condensed consolidated financial information of RELX Group in the half-yearly financial report for the six months ended 30 June 2018 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 11. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board (“ISRE (UKI) 2410”), International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the IAASB (“ISRE 2410”) and Dutch Law including standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors of RELX PLC and RELX NV (the “directors”). The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial information in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with ISRE (UKI) 2410, ISRE 2410 and Dutch Law including standard 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) or Dutch Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial information in the half-yearly financial report of RELX Group for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP	Ernst & Young Accountants LLP
London	Guus van Eimeren
25 July 2018	Amsterdam 25 July 2018

RELX Group 2018 I Interim Results 35

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and profit of RELX Group, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of RELX PLC and RELX NV are those listed in the RELX Annual Reports and Financial Statements 2017.

By order of the Board of RELX PLC 25 July 2018	By order of the Board of RELX NV 25 July 2018

A J Habgood Chairman	N L Luff Chief Financial Officer	A J Habgood Chairman	N L Luff Chief Financial Officer

RELX Group 2018 I Interim Results 36

Investor information

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £33bn/€37bn/$43bn.

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands

RELX Group 2018 I Interim Results 37

Investor information

Financial calendar

26 July	PLC	Interim results announcement for the six months to 30 June 2018
NV

2 August	PLC	Ex-dividend date – 2018 interim dividend, RELX PLC and RELX NV ordinary shares
NV

3 August	PLC	Record date – 2018 interim dividend, RELX PLC and RELX NV ordinary shares
NV

24 August	PLC	Payment date – 2018 interim dividend, RELX PLC and RELX NV ordinary shares
NV

8 September	PLC	Expected completion of the corporate simplification
NV

10 September	PLC	Expected first day of trading of RELX PLC shares on Euronext Amsterdam

25 October	PLC	Trading Update issued in relation to the nine months to 30 September 2018

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar

Listings

RELX PLC	RELX NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108	American Depositary Shares (RENX) – CUSIP No. 75955B102
Each ADR represents one ordinary share	Each ADR represents one ordinary share

RELX Group 2018 I Interim Results 38

Investor information

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7166 5500 Fax: +44 (0)20 7166 5799	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands Tel: +31 (0)20 485 2222 Fax: +31 (0)20 485 2032

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom	Ernst & Young Accountants LLP Antonio Vivaldistraat 150 1083 HP Amsterdam The Netherlands

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel: 0371 384 2960 Tel: +44 121 415 7047 (callers outside the UK)	Listing/paying agent ABN AMRO Bank NV Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands www.securitiesinfo.com

RELX PLC and RELX NV ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit:

www.relx.com

This announcement is available on the RELX website. Copies are available to the public from the registered offices of the respective RELX companies shown above.